Filed Pursuant to Rule 433
Registration Statement No. 333-282565

LEVERAGED INDEX RETURN NOTES® (LIRNs®)

LIRNs® Linked to the EURO STOXX 50® Index

40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
Notes Return at Maturity
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
Market Measure Movement
Note Return at Maturity
Direct Investment in Market Measure, Excluding Dividends

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value

Hypothetical Redemption Amount per Unit(1)

Hypothetical Total Rate of Return on the Notes

-100.00%

$0.000

-100.00%

-75.00%

$2.500

-75.00%

-50.00%

$5.000

-50.00%

-40.00%

$6.000

-40.00%

-30.00%

$7.000

-30.00%

-20.00%

$8.000

-20.00%

-10.00%

$9.000

-10.00%

-5.00%

$9.500

-5.00%

0.00%(2)

$10.000

0.00%

10.00%

$11.725

17.25%

20.00%

$13.450

34.50%

30.00%

$15.175

51.75%

40.00%

$16.900

69.00%

50.00%

$18.625

86.25%

(1)The Redemption Amount per unit is based on the hypothetical Participation Rate.

(2)This hypothetical percentage change corresponds to the Threshold Value.

Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately five years
Market Measure	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Payout Profile at Maturity	●[162.50% to 182.50%] leveraged upside exposure to increases in the Market Measure ●1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk
Participation Rate	[162.50% to 182.50%], to be determined on the pricing date
Threshold Value	100.00% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, and are willing to take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000183988226021957/bns_fwp-13853.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

●Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

●Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Market Measure and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.